SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                       c/o Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 9, 2005
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              506,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 506,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 7 of 11
                         AMENDMENT NO. 4 to SCHEDULE 13D

         This amendment ("Amendment No. 4") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 4 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended to add the following:

         On September 9, 2005, Warner Stevens L.L.P., as counsel to, and on behalf of, Costa Brava, sent a letter to the Issuer and to Corporation Trust Incorporated, the Issuer's registered agent for service of process in the State of Maryland (the "Demand Letter"). Attached to the Demand Letter was a draft complaint (the "Draft Complaint"), which Costa Brava is contemplating filing in the Circuit Court for Baltimore City in the State of Maryland. Through the Demand Letter, Costa Brava has demanded that the Issuer's Board of Directors immediately take the corrective steps enumerated in the Draft Complaint. Specifically, Costa Brava has demanded that the Issuer do the following:

              (1) Provide a full and complete accounting;

              (2) Cancel or prohibit the exercise of 1,310,000 stock options granted to John B. Wood, and recover $1,600,000 paid in cash bonuses to Mr. Wood;

              (3) Cancel or prohibit the exercise of 750,000 stock options granted to Michael P. Flaherty, and recover $992,792 paid in cash bonuses to Mr. Flaherty;

              (4) Cancel or prohibit the exercise of 742,000 stock options granted to Robert J. Marino, and recover $675,659 paid in cash bonuses to Mr. Marino;

              (5) Cancel or prohibit the exercise of 450,000 stock options granted to Edward L. Williams, and recover $906,000 paid in cash bonuses to Mr. Williams;

              (6) Cancel or prohibit the exercise of 450,000 stock options granted to John M. McDuffie, and recover $250,000 paid in cash bonuses to Mr. McDuffie; and

              (7) Recover $166,500 paid in cash bonuses to Richard Tracy.

         In the Demand Letter, to the extent these actions cannot be addressed informally, Costa Brava has demanded that the Issuer initiate a lawsuit to address and resolve the concerns enumerated in the Draft Complaint.

         While Costa Brava believes it had no obligation to make a formal demand before filing the Draft Complaint, nevertheless, Costa Brava made its formal demand through the Demand Letter in the event that a court should determine such a demand to be necessary.

         According to the Demand Letter, a refusal by the Issuer to take appropriate measures as enumerated in the Demand Letter no later than thirty (30) days from the Issuer's receipt thereof will result in Costa Brava pursuing appropriate legal and equitable relief.

         In addition, Costa Brava and the other Reporting Persons continue to review and reconsider their positions and formulate plans and proposals that may result in, or relate to, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Specifically, Costa Brava is considering filing the Draft Complaint, or some derivation thereof, on its own behalf to seek damages for breaches of fiduciary duty and extraordinary remedies such as injunctive relief, receivership proceedings and/or dissolution of the Issuer.

         As of the date of this Amendment No. 4, except as set forth above, and as otherwise set forth in the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement

         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

         Exhibit 99.2   Costa Brava Letter*

         *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct.


Dated:  September 13, 2005             COSTA BRAVA PARTNERSHIP III, LP


                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement, dated as of September 13, 2005.

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2   Costa Brava Letter*


*Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 4 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  September 13, 2005             COSTA BRAVA PARTNERSHIP III, LP


                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel